VIA EDGAR

December 22, 2017

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attention:	Craig Arakawa, Accounting Branch Chief
Myra Moosariparambil
Raj Rajan
RE:	Cherokee Inc.
Form 10-K for the Year Ended January 28, 2017
Filed May 18, 2017
File No. 000-18640

Dear Mr. Arakawa:

We are in receipt of the comment letter dated December 21, 2017 from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities Exchange Commission (the “Commission”) relating to the above-referenced filing and certain other filings of Cherokee Inc. (the “Company,”  “we,”  “us” or “our”), wherein the Staff has requested that the Company respond to the comment letter within ten business days.

We respectfully inform the Staff that the Company expects to provide comprehensive written responses to the Staff’s comments no later than January 19, 2018.  The Company needs the additional time to prepare its responses in order to obtain necessary input from certain key personnel who are out of the office for the year-end holiday season.

If you have any questions or require additional information, please contact me, at (818) 908-9868 ext. 318 or jasonb@cherokeeglobalbrands.com, or Scott M. Stanton of Morrison & Foerster LLP, at (858) 720-5141 or sstanton@mofo.com.

Very truly yours,

/s/ Jason Boling
Jason Boling
Chief Financial Officer
Cherokee Inc.
cc:	Henry Stupp, Chief Executive Officer, Cherokee Inc.
Scott M. Stanton, Morrison & Foerster LLP